UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                 CoorsTek, Inc.
     ---------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, .01 par value
  ----------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   217020 10 6
               ---------------------------------------------------
                                 (CUSIP Number)

    Katherine A. Resler, Esq., General Counsel and Secretary, CoorsTek, Inc.,
    -------------------------------------------------------------------------
         16000 Table Mountain Parkway, Golden, CO 80403, (303) 271-7047
         --------------------------------------------------------------

                  Whitney Holmes, Esq., Hogan & Hartson L.L.P.,
              1200 Seventeenth Street, Suite 1500, Denver, CO 80202

                                 (303) 899-7300

(Name, Address and Telephone Number of Person  Authorized to Receive Notices and
                                 Communications)

                                January 1, 2000*
              -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the reporting person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.. 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-----------------------------                     ------------------------------
   CUSIP No. 217020 10 6                             Page   2   of   20   Pages
             -----------                                  -----    ------
-----------------------------                     ------------------------------

--- ----------------------------------------------------------------------------
1   NAME OF REPORTING PERSONS
    Adolph Coors, Jr. Trust
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
--- ----------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a)   |_|
                                                                       (b)   |X|
--- ----------------------------------------------------------------------------
3   SEC USE ONLY
--- ----------------------------------------------------------------------------
4   SOURCE OF FUNDS (SEE INSTRUCTIONS)
    N/A
--- ----------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)
                                                                             |_|
--- ----------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    Colorado
---------------------- --- -----------------------------------------------------
                       7   SOLE VOTING POWER
                           700,000
      NUMBER OF        --- -----------------------------------------------------
       SHARES          8   SHARED VOTING POWER
    BENEFICIALLY           0
      OWNED BY         --- -----------------------------------------------------
        EACH           9   SOLE DISPOSITIVE POWER
      REPORTING            700,000
       PERSON          --- -----------------------------------------------------
        WITH           10  SHARED DISPOSITIVE POWER
                           0
--- ----------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    700,000
--- ----------------------------------------------------------------------------
12  CHECK IF THE  AGGREGATE  AMOUNT  IN  ROW (11)  EXCLUDES  CERTAIN SHARES (SEE
    INSTRUCTIONS)                                                            |_|
--- ----------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    Approximately 9.8%
--- ----------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
    OO*
--- ----------------------------------------------------------------------------
*The reporting person is a trust.

-----------------------------                     ------------------------------
   CUSIP No. 217020 10 6                             Page   3   of   20   Pages
             -----------                                  -----    ------
-----------------------------                     ------------------------------

--- ----------------------------------------------------------------------------
1   NAME OF REPORTING PERSONS
    Grover C. Coors Trust
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
--- ----------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a)   |_|
                                                                       (b)   |X|
--- ----------------------------------------------------------------------------
3   SEC USE ONLY
--- ----------------------------------------------------------------------------
4   SOURCE OF FUNDS (SEE INSTRUCTIONS)
    N/A
--- ----------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)
                                                                             |_|
--- ----------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    Colorado
---------------------- --- -----------------------------------------------------
                       7   SOLE VOTING POWER
                           681,753
      NUMBER OF        --- -----------------------------------------------------
       SHARES          8   SHARED VOTING POWER
    BENEFICIALLY           0
      OWNED BY         --- -----------------------------------------------------
        EACH           9   SOLE DISPOSITIVE POWER
      REPORTING            681,753
       PERSON          --- -----------------------------------------------------
        WITH           10  SHARED DISPOSITIVE POWER
                           0
--- ----------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    681,753
--- ----------------------------------------------------------------------------
12  CHECK IF THE  AGGREGATE  AMOUNT  IN  ROW (11)  EXCLUDES  CERTAIN SHARES (SEE
    INSTRUCTIONS)                                                            |_|
--- ----------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    Approximately 9.6%
--- ----------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
    OO*
--- ----------------------------------------------------------------------------
*The reporting person is a trust.

-----------------------------                     ------------------------------
   CUSIP No. 217020 10 6                             Page   4   of   20   Pages
             -----------                                  -----    ------
-----------------------------                     ------------------------------

--- ----------------------------------------------------------------------------
1   NAME OF REPORTING PERSONS
    May Kistler Coors Trust
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
--- ----------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a)   |_|
                                                                       (b)   |X|
--- ----------------------------------------------------------------------------
3   SEC USE ONLY
--- ----------------------------------------------------------------------------
4   SOURCE OF FUNDS (SEE INSTRUCTIONS)
    N/A
--- ----------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)
                                                                             |_|
--- ----------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    Colorado
---------------------- --- -----------------------------------------------------
                       7   SOLE VOTING POWER
                           431,663
      NUMBER OF        --- -----------------------------------------------------
       SHARES          8   SHARED VOTING POWER
    BENEFICIALLY           0
      OWNED BY         --- -----------------------------------------------------
        EACH           9   SOLE DISPOSITIVE POWER
      REPORTING            431,663
       PERSON          --- -----------------------------------------------------
        WITH           10  SHARED DISPOSITIVE POWER
                           0
--- ----------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    431,663
--- ----------------------------------------------------------------------------
12  CHECK IF THE  AGGREGATE  AMOUNT  IN  ROW (11)  EXCLUDES  CERTAIN SHARES (SEE
    INSTRUCTIONS)                                                            |_|
--- ----------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    Approximately 6.0%
--- ----------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
    OO*
--- ----------------------------------------------------------------------------
*The reporting person is a trust.

-----------------------------                     ------------------------------
   CUSIP No. 217020 10 6                             Page   5   of   20   Pages
             -----------                                  -----    ------
-----------------------------                     ------------------------------

--- ----------------------------------------------------------------------------
1   NAME OF REPORTING PERSONS
    Herman F. Coors Trust
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
--- ----------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a)   |_|
                                                                       (b)   |X|
--- ----------------------------------------------------------------------------
3   SEC USE ONLY
--- ----------------------------------------------------------------------------
4   SOURCE OF FUNDS (SEE INSTRUCTIONS)
    N/A
--- ----------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)
                                                                             |_|
--- ----------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    Colorado
---------------------- --- -----------------------------------------------------
                       7   SOLE VOTING POWER
                           358,750
      NUMBER OF        --- -----------------------------------------------------
       SHARES          8   SHARED VOTING POWER
    BENEFICIALLY           0
      OWNED BY         --- -----------------------------------------------------
        EACH           9   SOLE DISPOSITIVE POWER
      REPORTING            358,750
       PERSON          --- -----------------------------------------------------
        WITH           10  SHARED DISPOSITIVE POWER
                           0
--- ----------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    358,750
--- ----------------------------------------------------------------------------
12  CHECK IF THE  AGGREGATE  AMOUNT  IN  ROW (11)  EXCLUDES  CERTAIN SHARES (SEE
    INSTRUCTIONS)                                                            |_|
--- ----------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    Approximately 5.0%
--- ----------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
    OO*
--- ----------------------------------------------------------------------------
*The reporting person is a trust.

-----------------------------                     ------------------------------
   CUSIP No. 217020 10 6                             Page   6   of   20   Pages
             -----------                                  -----    ------
-----------------------------                     ------------------------------

--- ----------------------------------------------------------------------------
1   NAME OF REPORTING PERSONS
    William K. Coors
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
--- ----------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a)   |_|
                                                                       (b)   |X|
--- ----------------------------------------------------------------------------
3   SEC USE ONLY
--- ----------------------------------------------------------------------------
4   SOURCE OF FUNDS (SEE INSTRUCTIONS)
    N/A
--- ----------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)
                                                                             |_|
--- ----------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    United States of America
---------------------- --- -----------------------------------------------------
                       7   SOLE VOTING POWER
                           31,608
      NUMBER OF        --- -----------------------------------------------------
       SHARES          8   SHARED VOTING POWER
    BENEFICIALLY           431,663
      OWNED BY         --- -----------------------------------------------------
        EACH           9   SOLE DISPOSITIVE POWER
      REPORTING            31,608
       PERSON          --- -----------------------------------------------------
        WITH           10  SHARED DISPOSITIVE POWER
                           431,663
--- ----------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    463,271
--- ----------------------------------------------------------------------------
12  CHECK IF THE  AGGREGATE  AMOUNT  IN  ROW (11)  EXCLUDES  CERTAIN SHARES (SEE
    INSTRUCTIONS)                                                            |_|
--- ----------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    Approximately 6.5%
--- ----------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
    IN
--- ----------------------------------------------------------------------------

-----------------------------                     ------------------------------
   CUSIP No. 217020 10 6                             Page   7   of   20   Pages
             -----------                                  -----    ------
-----------------------------                     ------------------------------

--- ----------------------------------------------------------------------------
1   NAME OF REPORTING PERSONS
    Joseph Coors
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
--- ----------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a)   |_|
                                                                       (b)   |X|
--- ----------------------------------------------------------------------------
3   SEC USE ONLY
--- ----------------------------------------------------------------------------
4   SOURCE OF FUNDS (SEE INSTRUCTIONS)
    N/A
--- ----------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)
                                                                             |_|
--- ----------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    United States of America
---------------------- --- -----------------------------------------------------
                       7   SOLE VOTING POWER
                           784
      NUMBER OF        --- -----------------------------------------------------
       SHARES          8   SHARED VOTING POWER
    BENEFICIALLY           494,163
      OWNED BY         --- -----------------------------------------------------
        EACH           9   SOLE DISPOSITIVE POWER
      REPORTING            784
       PERSON          --- -----------------------------------------------------
        WITH           10  SHARED DISPOSITIVE POWER
                           494,163
--- ----------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    494,947
--- ----------------------------------------------------------------------------
12  CHECK IF THE  AGGREGATE  AMOUNT  IN  ROW (11)  EXCLUDES  CERTAIN SHARES (SEE
    INSTRUCTIONS)                                                            |_|
--- ----------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    Approximately 6.9%
--- ----------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
    IN
--- ----------------------------------------------------------------------------

-----------------------------                     ------------------------------
   CUSIP No. 217020 10 6                             Page   8   of   20   Pages
             -----------                                  -----    ------
-----------------------------                     ------------------------------

--- ----------------------------------------------------------------------------
1   NAME OF REPORTING PERSONS
    Peter H. Coors
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
--- ----------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a)   |_|
                                                                       (b)   |X|
--- ----------------------------------------------------------------------------
3   SEC USE ONLY
--- ----------------------------------------------------------------------------
4   SOURCE OF FUNDS (SEE INSTRUCTIONS)
    N/A
--- ----------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)
                                                                             |_|
--- ----------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    United States of America
---------------------- --- -----------------------------------------------------
                       7   SOLE VOTING POWER
                           2,268
      NUMBER OF        --- -----------------------------------------------------
       SHARES          8   SHARED VOTING POWER
    BENEFICIALLY           431,663
      OWNED BY         --- -----------------------------------------------------
        EACH           9   SOLE DISPOSITIVE POWER
      REPORTING            2,268
       PERSON          --- -----------------------------------------------------
        WITH           10  SHARED DISPOSITIVE POWER
                           431,663
--- ----------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    433,931
--- ----------------------------------------------------------------------------
12  CHECK IF THE  AGGREGATE  AMOUNT  IN  ROW (11)  EXCLUDES  CERTAIN SHARES (SEE
    INSTRUCTIONS)                                                            |_|
--- ----------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    Approximately 6.1%
--- ----------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
    IN
--- ----------------------------------------------------------------------------

-----------------------------                     ------------------------------
   CUSIP No. 217020 10 6                             Page   9   of   20   Pages
             -----------                                  -----    ------
-----------------------------                     ------------------------------

--- ----------------------------------------------------------------------------
1   NAME OF REPORTING PERSONS
    Joseph Coors, Jr.
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
--- ----------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a)   |_|
                                                                       (b)   |X|
--- ----------------------------------------------------------------------------
3   SEC USE ONLY
--- ----------------------------------------------------------------------------
4   SOURCE OF FUNDS (SEE INSTRUCTIONS)
    N/A
--- ----------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)
                                                                             |_|
--- ----------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    United States of America
---------------------- --- -----------------------------------------------------
                       7   SOLE VOTING POWER
                           374,651*
      NUMBER OF        --- -----------------------------------------------------
       SHARES          8   SHARED VOTING POWER
    BENEFICIALLY           431,663
      OWNED BY         --- -----------------------------------------------------
        EACH           9   SOLE DISPOSITIVE POWER
      REPORTING            374,651*
       PERSON          --- -----------------------------------------------------
        WITH           10  SHARED DISPOSITIVE POWER
                           431,663
--- ----------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    806,314
--- ----------------------------------------------------------------------------
12  CHECK IF THE  AGGREGATE  AMOUNT  IN  ROW (11)  EXCLUDES  CERTAIN SHARES (SEE
    INSTRUCTIONS)                                                            |_|
--- ----------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    Approximately 11.3%
--- ----------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
    IN
--- ----------------------------------------------------------------------------
*Amounts beneficially owned and the percentage of ownership include the right to acquire beneficial ownership within 60 days of 360,547 shares.

-----------------------------                     ------------------------------
   CUSIP No. 217020 10 6                             Page   10   of   20   Pages
             -----------                                  -----    ------
-----------------------------                     ------------------------------

--- ----------------------------------------------------------------------------
1   NAME OF REPORTING PERSONS
    Jeffrey H. Coors
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
--- ----------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a)   |_|
                                                                       (b)   |X|
--- ----------------------------------------------------------------------------
3   SEC USE ONLY
--- ----------------------------------------------------------------------------
4   SOURCE OF FUNDS (SEE INSTRUCTIONS)
    N/A
--- ----------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)
                                                                             |_|
--- ----------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    United States of America
---------------------- --- -----------------------------------------------------
                       7   SOLE VOTING POWER
                           23,911
      NUMBER OF        --- -----------------------------------------------------
       SHARES          8   SHARED VOTING POWER
    BENEFICIALLY           431,663
      OWNED BY         --- -----------------------------------------------------
        EACH           9   SOLE DISPOSITIVE POWER
      REPORTING            23,911
       PERSON          --- -----------------------------------------------------
        WITH           10  SHARED DISPOSITIVE POWER
                           431,663
--- ----------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    455,574
--- ----------------------------------------------------------------------------
12  CHECK IF THE  AGGREGATE  AMOUNT  IN  ROW (11)  EXCLUDES  CERTAIN SHARES (SEE
    INSTRUCTIONS)                                                            |_|
--- ----------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    Approximately 6.4%
--- ----------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
    IN
--- ----------------------------------------------------------------------------

-----------------------------                     ------------------------------
   CUSIP No. 217020 10 6                             Page  11  of    20   Pages
             -----------                                  -----    ------
-----------------------------                     ------------------------------

Item 1.   Security and Issuer
          -------------------

          This Schedule 13D relates to common stock, $.01 par value per share, issued by CoorsTek, Inc. (the "Company") ("Common Stock").

          The Company's principal executive offices are located at 16000 Table Mountain Parkway, Golden, Colorado 80403.

Item 2.   Identity and Background
          -----------------------

          This Schedule 13D is filed on behalf of each of the following persons pursuant to Section 13(d) of the Securities Exchange Act of 1934 (the "Act") with respect to Common Stock described in this Schedule: William K. Coors, Joseph Coors, Peter H. Coors, Joseph Coors, Jr., Jeffrey H. Coors, the Adolph Coors, Jr. Trust, the Grover C. Coors Trust, the May Kistler Coors Trust, and the Herman F. Coors Trust ("Reporting Persons").

          Each Reporting Person disavows that he or it is acting with any other Reporting Person(s) as a "group" under Section 13(d)(3) of the Act.

          The Reporting Persons are making a single joint filing pursuant to Rule 13d-1(k)(1) or Rule 13d-1(k)(2).

          A.    Trusts


                           Principal Place                                       Principal
       Name                  of Business                     Citizenship          Purpose                Trustees
-----------------      ----------------------------    ----------------------   -------------    --------------------------
Adolph Coors, Jr.      William K. Coors                Administered under the   To manage        Jeffrey H. Coors, William
Trust                  Adolph Coors Company            laws of the State of     trust assets     K. Coors, Joseph Coors, J.
                       c/o Patricia J. Smith           Colorado                 for the          Brad Coors,* Peter H. Coors
                       311 10th Street, Mail NH311                              benefit of a
                       Golden, Colorado 80401                                   class of
                                                                                beneficiaries


*J. Brad Coors (trustee; information regarding J. Brad Coors is provided because he serves as a trustee). Business Address: c/o Adolph Coors Company, 311 10th Street, Mail No. BC400, Golden, Colorado 80401. Present Principal Occupation:
General Manager of Coors, a holding company for beer business (see Business Address for address of Coors).

For the identity and background of the other Trustees, see Item 2, subsection B.


                            Principal Place                                      Principal
       Name                   of Business                    Citizenship          Purpose                Trustees
---------------------  ----------------------------    ----------------------   -------------    --------------------------
Grover C. Coors Trust  William K. Coors                Administered under the   To manage        Jeffrey H. Coors, William
                       Adolph Coors Company            laws of the State of     trust assets     K. Coors, Joseph Coors,
                       c/o Patricia J. Smith           Colorado                 for the          John K. Coors,* Joseph
                       311 10th Street, Mail NH311                              benefit of a     Coors, Jr.
                       Golden, Colorado 80401                                   class of
                                                                                beneficiaries


*John K. Coors (trustee; information regarding John K. Coors is provided because he serves as a trustee). Business Address: c/o CoorsTek., Inc., 16000 Table Mountain Parkway, Golden, Colorado 80403. Present Principal Occupation:
President of CoorsTek, Inc., 16000 Table Mountain Parkway, Golden, Colorado 80403, a manufacturer of ceramic components; a director of CoorsTek (see Item 1 for principal business and address of the Company).

For the identity and background of the other Trustees, see Item 2, subsection B.

-----------------------------                     ------------------------------
   CUSIP No. 217020 10 6                             Page  12  of    20   Pages
             -----------                                  -----    ------
-----------------------------                     ------------------------------

                           Principal Place                                       Principal
       Name                  of Business                     Citizenship          Purpose                Trustees
-----------------      ----------------------------    ----------------------   -------------    --------------------------
May Kistler Coors      William K. Coors                Administered under the   To manage        Jeffrey H. Coors, William
Trust                  Adolph Coors Company            laws of the State of     trust assets     K. Coors, Joseph Coors,
                       c/o Patricia J. Smith           Colorado                 for the          Peter H. Coors, Joseph
                       311 10th Street, Mail NH311                              benefit of a     Coors, Jr.
                       Golden, Colorado 80401                                   class of
                                                                                beneficiaries



For the identity and background of the Trustees, see Item 2, subsection B.

                           Principal Place                                       Principal
       Name                  of Business                     Citizenship          Purpose                Trustees
-----------------      ----------------------------    ----------------------   -------------    --------------------------
Herman F. Coors Trust   William K. Coors              Administered under the     To manage        Jeffrey H. Coors, William
                        Adolph Coors Company          laws of the State of       trust assets     K. Coors, Joseph Coors,
                        c/o Patricia J. Smith         Colorado                   for the          Peter H. Coors, Joseph
                        311 10th Street, Mail NH311                              benefit of a     Coors, Jr.
                        Golden, Colorado 80401                                   class of
                                                                                 beneficiaries


For the identity and background of the Trustees, see Item 2, subsection B.

          None of the above named trusts nor J. Brad Coors and John K. Coors have, during the last five years, (i) been convicted in a criminal proceeding or
(ii) been a party to a civil proceeding and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or a judgment, decree or final order finding any violations with respect to such laws.

          J. Brad Coors and John K. Coors are citizens of the United States of America.

          B.    Natural Persons

     Name                Business Address          Present Principal Occupation
-----------------   ----------------------------   -----------------------------

William K. Coors    c/o Adolph Coors Company       Director   Emeritus   of  the
                    311 10th Street, Mail #NH311   Company   (see   Item  1  for
                    Golden, Colorado 80401         principal    business     and
                                                   address   of   the  Company);
                                                   Chairman of ACX Technologies,
                                                   Inc. ("ACX") (see  Item 2 for
                                                   principal     business    and
                                                   address of ACX);  Chairman of
                                                   the  Board  and  President of
                                                   Adolph      Coors     Company
                                                   ("Coors"), a  holding company
                                                   for beer business (see Item 2
                                                   for address of Coors)

Joseph Coors        c/o Adolph Coors Company       Director   Emeritus   of  ACX
                    311 10th Street, Mail #NH311   (a   manufacturer  of folding
                    Golden, Colorado 80401         cartons);  Vice  Chairman  of
                                                   the Board of Coors, a holding
                                                   company  for   beer  business
                                                   (see  Item 2 for  address  of
                                                   Coors)

Peter H. Coors      c/o Adolph Coors Company       Vice President, Secretary and
                    311 10th Street, Mail #NH300   a   director   of   Coors,  a
                    Golden, Colorado 80401         holding   company   for  beer
                                                   business  (see   Item  2  for
                                                   address   of   Coors);  Chief
                                                   Executive  Officer  of  Coors
                                                   Brewing   Company,    Golden,
                                                   Colorado,  80401,  a  brewery
                                                   and subsidiary of Coors

-----------------------------                     ------------------------------
   CUSIP No. 217020 10 6                             Page  13  of    20   Pages
             -----------                                  -----    ------
-----------------------------                     ------------------------------

     Name                Business Address          Present Principal Occupation
-----------------   ----------------------------   -----------------------------

Joseph Coors, Jr.   c/o CoorsTek, Inc.             Chairman,   Chief   Executive
                    16000 Table Mountain Parkway   Officer  and  a  director  of
                    Golden, Colorado 80403         the  Company (see  Item 1 for
                                                   principal    business     and
                                                   address of the Company)

Jeffrey H. Coors    c/o ACX Technologies, Inc.     Chief   Executive    Officer,
                    4455 Table Mountain Parkway    President,  and a director of
                    Golden, Colorado 80403         ACX   (a    manufacturer   of
                                                   folding  cartons) (see Item 2
                                                   for principal  business   and
                                                   address of ACX)

          None of the above named persons have, during the last five years, (i) been convicted in a criminal proceeding or (ii) been a party to a civil proceeding and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

          All of the above named persons are citizens of the United States of America.

Item 3.   Source and Amount of Funds or Other Consideration
          -------------------------------------------------

          The Common Stock was acquired in the spin-off of the Company from ACX Technologies, Inc. ("ACX"). One share of the Company's Common Stock was distributed for every four shares of common stock of ACX held by the Reporting Persons under the Company's effective Registration Statement on Form 10 initially filed with the [SEC] under the Act on October 6, 1999.

Item 4.   Purpose of Transaction
          ----------------------

          This Schedule 13D is being filed to report current information regarding the Reporting Persons and their beneficial ownership of Common Stock.

          None of the Reporting Persons nor J. Brad Coors and John K. Coors has any present plan or proposal that relates to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors of the Company or management of the Company; (e) any material change in the present capitalization or dividend policy of the Company; (f) any material change in the Company's business or corporate structure; (g) any change in the Company's certificate of incorporation or bylaws, or other action which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of the foregoing.

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   CUSIP No. 217020 10 6                             Page  14  of    20   Pages
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Item 5.   Interest in Securities of the Issuer
          ------------------------------------

          As of March 13, 2000, there were 7,141,984 shares of Common Stock outstanding.

Adolph Coors, Jr. Trust

(a)  (i)     Amount beneficially owned:                                  700,000
     (ii)    Percent of class:                                Approximately 9.8%
(b)  Number of shares as to which the person has:
     (i)     Sole power to vote or to direct the vote:                   700,000
     (ii)    Shared power to vote or to direct the vote:                       0
     (iii)   Sole power to dispose or to direct the
             disposition of:                                             700,000
     (iv)    Shared power to dispose or to direct the
             disposition of:                                                   0


Grover C. Coors Trust

(a)  (i)     Amount beneficially owned:                                  681,753
     (ii)    Percent of class:                                Approximately 9.6%
(b)  Number of shares as to which the person has:
     (i)     Sole power to vote or to direct the vote:                   681,753
     (ii)    Shared power to vote or to direct the vote:                       0
     (iii)   Sole power to dispose or to direct the
             disposition of:                                             681,753
     (iv)    Shared power to dispose or to direct the
             disposition of:                                                   0


May Kistler Coors Trust

(a)  (i)     Amount beneficially owned:                                  431,663
     (ii)    Percent of class:                                Approximately 6.0%
(b)  Number of shares as to which the person has:
     (i)     Sole power to vote or to direct the vote:                   431,663
     (ii)    Shared power to vote or to direct the vote:                       0
     (iii)   Sole power to dispose or to direct the
             disposition of:                                             431,663
     (iv)    Shared power to dispose or to direct the
             disposition of:                                                   0


Herman F. Coors. Trust
(a)  (i)     Amount beneficially owned:                                  358,750
     (ii)    Percent of class:                                Approximately 5.0%
(b)  Number of shares as to which the person has:
     (i)     Sole power to vote or to direct the vote:                   358,750
     (ii)    Shared power to vote or to direct the vote:                       0
     (iii)   Sole power to dispose or to direct the
             disposition of:                                             358,750
     (iv)    Shared power to dispose or to direct the
             disposition of:                                                   0

-----------------------------                     ------------------------------
   CUSIP No. 217020 10 6                             Page  15  of    20   Pages
             -----------                                  -----    ------
-----------------------------                     ------------------------------

William K. Coors

(a)  (i)     Amount beneficially owned:                                  463,271
     (ii)    Percent of class:                                Approximately 6.5%
(b)  Number of shares as to which the person has:
     (i)     Sole power to vote or to direct the vote:                    31,608
     (ii)    Shared power to vote or to direct the vote:                 431,663
     (iii)   Sole power to dispose or to direct the
             disposition of:                                              31,608
     (iv)    Shared power to dispose or to direct the
             disposition of:                                             431,663


Joseph Coors

(a)  (i)     Amount beneficially owned:                                  494,947
     (ii)    Percent of class:                                Approximately 6.9%
(b)  Number of shares as to which the person has:
     (i)     Sole power to vote or to direct the vote:                       784
     (ii)    Shared power to vote or to direct the vote:                 494,163
     (iii)   Sole power to dispose or to direct the
             disposition of:                                                 784
     (iv)    Shared power to dispose or to direct the
             disposition of:                                             494,163

          Joseph Coors has shared power to vote or dispose of or to direct the vote or disposition of 62,500 shares of Common Stock which are held in the Joseph Coors Trust, a revocable trust for his benefit.

Peter H. Coors

(a)  (i)     Amount beneficially owned:                                  433,931
     (ii)    Percent of class:                                Approximately 6.1%
(b)  Number of shares as to which the person has:
     (i)     Sole power to vote or to direct the vote:                     2,268
     (ii)    Shared power to vote or to direct the vote:                 431,663
     (iii)   Sole power to dispose or to direct the
             disposition of:                                               2,268
     (iv)    Shared power to dispose or to direct the
             disposition of:                                             431,663


Joseph Coors, Jr

(a)  (i)     Amount beneficially owned:                                  806,314
     (ii)    Percent of class:                               Approximately 11.3%
(b)  Number of shares as to which the person has:
     (i)     Sole power to vote or to direct the vote:                   374,651
     (ii)    Shared power to vote or to direct the vote:                 431,663
     (iii)   Sole power to dispose or to direct the
             disposition of:                                             374,651
     (iv)    Shared power to dispose or to direct the
             disposition of:                                             431,663

          Amounts beneficially owned and the percentage of ownership include the right to acquire beneficial ownership within 60 days of 360,547 shares.

Jeffrey H. Coors

(a)  (i)     Amount beneficially owned:                                  455,574
     (ii)    Percent of class:                                Approximately 6.4%
(b)  Number of shares as to which the person has:
     (i)     Sole power to vote or to direct the vote:                    23,911
     (ii)    Shared power to vote or to direct the vote:                 431,663
     (iii)   Sole power to dispose or to direct the
             disposition of:                                              23,911
     (iv)    Shared power to dispose or to direct the
             disposition of:                                             431,663

-----------------------------                     ------------------------------
   CUSIP No. 217020 10 6                             Page  16  of    20   Pages
             -----------                                  -----    ------
-----------------------------                     ------------------------------

          None of the Reporting Persons have effected any transaction in the Common Stock during the last 60 days.

Item 6.   Contracts,  Arrangements, Understandings or Relationships with Respect
          ----------------------------------------------------------------------
          to Securities of the Issuer
          ---------------------------

          William K. Coors, Joseph Coors, Peter H. Coors, Joseph Coors, Jr., Jeffrey H. Coors, J. Brad Coors, and John K. Coors presently serve or in the past served as trustees of one or more of the Adolph Coors, Jr. Trust, the Grover C. Coors Trust, the May Kistler Coors Trust, and the Herman F. Coors Trust. Each trust has three or more trustees. Under the trust agreement evidencing each of the trusts (other than the May Kistler Coors Trust), the affirmative vote of a majority of the trustees is required to determine how shares of Common Stock held by the trust will be voted or to dispose of any shares of Common Stock held by the trust. Under the trust agreement evidencing the May Kistler Coors Trust, the affirmative vote of all of the trustees is required to determine how shares of Common Stock held by the trust will be voted or to dispose of any shares of Common Stock held by the trust. Except as described herein, no Reporting Person nor J. Brad Coors and John K. Coors is a party to any contract, arrangement, or understanding with respect to the Common Stock.

Item 7.   Material to Be Filed as Exhibits
          --------------------------------

          Exhibit 1: Joint Filing Agreement of Reporting Persons pursuant to Rule 13d-1(k)(1)(iii)

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   CUSIP No. 217020 10 6                             Page  17  of    20   Pages
             -----------                                  -----    ------
-----------------------------                     ------------------------------

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 30, 2000


                                            ADOLPH COORS, JR. TRUST

                                            By:  /s/William K. Coors
                                                 -------------------------------
                                                 William K. Coors, Trustee


                                            GROVER C. COORS TRUST

                                            By:  /s/Joseph Coors
                                                 -------------------------------
                                                Joseph Coors, Trustee


                                            MAY KISTLER COORS TRUST

                                            By:  /s/Jeffrey H. Coors
                                                 -------------------------------
                                                 Jeffrey H. Coors, Trustee


                                            HERMAN F. COORS TRUST

                                            By:  /s/Joseph Coors, Jr.
                                                 -------------------------------
                                                 Joseph Coors, Jr., Trustee


                                            WILLIAM K. COORS

                                            By:  /s/William K. Coors
                                                 -------------------------------
                                                 William K. Coors


                                            JOSEPH COORS

                                            By:  /s/Joseph Coors
                                                 -------------------------------
                                                 /s/Joseph Coors

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   CUSIP No. 217020 10 6                             Page  18  of    20   Pages
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-----------------------------                     ------------------------------

                                            PETER H. COORS

                                            By:  /s/Peter H. Coors
                                                 -------------------------------
                                                 Peter H. Coors


                                            JOSEPH COORS, JR.

                                            By:  /s/Joseph Coors, Jr.
                                                 -------------------------------
                                                 Joseph Coors, Jr.


                                            JEFFREY H. COORS

                                            By:  /s/Jeffrey H. Coors
                                                 -------------------------------
                                                 Jeffrey H. Coors